VIA EDGAR

September 27, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Office of Healthcare and Insurance

Re:	Alkermes Public Limited Company
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 25, 2016
File No. 001-35299

Dear Mr. Rosenberg:

On behalf of Alkermes Public Limited Company (“Alkermes” or the “Company”), set forth below is Alkermes’ response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 19, 2016 addressed to James M. Frates, Alkermes’ Senior Vice President and Chief Financial Officer. For your convenience, we have set forth below the Staff’s comment in italics, followed by Alkermes’ response thereto.

Notes to Consolidated Financial Statements

Note 3— Divestiture, page F-16

1.              Please provide us a full analysis supporting your accounting treatment for the April 10, 2015 sale of your manufacturing facility in Gainesville, GA with reference to authoritative accounting literature. In doing so please tell us why you included the $57.6 million earn-out payment in your gain calculation for this sale. We note that the earn-out is based on a formula involving the likelihood of receiving two regulatory milestones within the next two or three years, royalty payments to be earned in the future and expected sales milestones.

Company’s Response:

On March 7, 2015, the Company entered into a definitive agreement (the “Agreement”) with Recro Pharma LLC (“Acquisition Sub”) and Recro Pharma, Inc. (“Recro” and, together with Acquisition Sub, the “Purchasers”) to sell to Purchasers the Company’s Gainesville, GA manufacturing facility, the related manufacturing and royalty revenue associated with certain products manufactured at the facility (together with the Gainesville, GA facility, “Gainesville”), and rights to (i) IV/IM and parenteral forms of Meloxicam and (ii) certain intellectual property related to IV/IM and parenteral forms of Meloxicam. The sale was completed on April 10, 2015 (the “Closing Date”) and, under the terms of the Agreement, Purchasers paid the Company $54.0 million in cash and issued to the Company warrants to purchase an aggregate of 350,000 shares of Recro common stock at a per share exercise price of $19.46, which was two times the closing price of Recro’s common stock on the day prior to the Closing Date. The Company is also eligible to receive low double-digit royalties on net sales of (i) IV/IM and parenteral forms of Meloxicam and (ii) any other product with the same active ingredient as Meloxicam IV/IM that is discovered or identified using certain of the Company’s intellectual property to which Recro was provided a right of use, through license or transfer, pursuant to the transaction (together, the “Products”), and up to $120.0 million in milestone payments upon the achievement of certain regulatory and sales milestones related to the Products.

In determining the appropriate accounting treatment for this divestiture, the Company reviewed the guidance included in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidations (“Section 810”) and ASC 815, Derivatives and Hedging (“Section 815”).

The Company referenced the guidance in ASC Section 810-10-40-5 in accounting for the divestiture which indicates a parent shall account for the deconsolidation of a subsidiary or derecognition of a group of assets specified in paragraph ASC Section 810-10-40-3A by recognizing a gain or loss in net income attributable to the parent, measured as the difference between:

a.              The aggregate of all of the following:

1.              The fair value of any consideration received;

2.              The fair value of any retained noncontrolling investment in the former subsidiary or group of assets at the date the subsidiary is deconsolidated or the group of assets is derecognized; and

3.              The carrying amount of any noncontrolling interest in the former subsidiary (including any accumulated other comprehensive income attributable to the noncontrolling interest) at the date the subsidiary is deconsolidated.

b.              The carrying amount of the former subsidiary’s assets and liabilities or the carrying amount of the group of assets.

Given this, the Company included, as the fair value of the consideration received in accounting for the divestiture: the fair value of contingent consideration of $57.6 million; $54.0 million in cash; and warrants to purchase an aggregate of 350,000 shares of Recro common stock, valued at $2.1 million on the Closing Date, using a Black-Scholes model, as consideration received in exchange for Gainesville.

The Company believes, to address the contingent consideration from the aspect of a seller, the seller should first determine if the contingent consideration meets the definition of a derivative financial instrument under ASC 815-10-15-83. If the arrangement meets the definition of a derivative financial instrument, there is a scope exception under ASC 815-10-15-59 for which contingent consideration may qualify. If the arrangement meets the definition of a derivative, but qualifies for the scope exception or does not meet the definition of a derivative, then the seller should make an accounting policy election to either record the contingent consideration portion of the arrangement at fair value on the transaction date, or record the contingent consideration when it becomes realizable. If the seller elects to record the contingent consideration portion of the arrangement at fair value on the transaction date, the seller must then make an election with respect to the subsequent accounting; either electing the fair value option or accounting for it as an interest-bearing financial instrument.

The Company reviewed the list of scope exceptions included in ASC Section 815-10-15 and, in particular, the area that covers Certain Contracts That Are Not Traded on an Exchange, Sections 815-10-15-59 through 815-10-15-62. Contracts that are not exchange-traded are not subject to the requirements of this subtopic if the underlying on which the settlement is based is any one of the following:

a.              A climatic or geological variable or other physical variable. Climatic, geological, and other physical variables include things like the number of inches of rainfall or snow in a particular area and the severity of an earthquake as measured by the Richter scale;

b.              The price or value of a nonfinancial asset of one of the parties to the contract provided that the asset is not readily convertible to cash. This scope exception applies only if both of the following are true:

1.              The nonfinancial asset is unique; and

2.              The nonfinancial asset related to the underlying is owned by the party that would not benefit under the contract from an increase in the fair value of the nonfinancial asset. (If the contract is a call option, the scope exception applies only if that nonfinancial asset is owned by the party that would not benefit under the contract from an increase in the fair value of the nonfinancial asset above the option’s strike price.);

c.               The fair value of a nonfinancial liability of one of the parties to the contract provided that the liability does not require delivery of an asset that is readily convertible to cash; or

d.              Specified volumes of sales or service revenues of one of the parties to the contract. (This scope exception applies to contracts with settlements based on the volume of items sold or services rendered, for example, royalty agreements. This scope exception does not apply to contracts based on changes in sales or revenues due to changes in market prices.)

The Company believes that the sales milestones and royalties meet the scope exception identified in (d) above as these are based on specified volumes of sales or service revenues and are not based on changes in the level of sales or revenues due to changes in market prices. The regulatory milestone payments based on the submission of the New Drug Application (“NDA”) for Products, and U.S. Food and Drug Administration (“FDA”) approval of the Products’ NDA, are considered by the Company to be derivative instruments as they satisfy all of the characteristics as outlined in ASC 815-10-15-83 and do not qualify for any of the scope exceptions under ASC 815-10-15-59.

The Company elected, for the components of the earn out agreement that are not derivative instruments (sales milestone and royalties), to include them in the contingent consideration portion of the arrangement at fair value and to elect the fair value option for the subsequent accounting of the contingent consideration. In effect, the accounting for the derivative (regulatory milestones) and non-derivative portions (sales milestones and royalties) of the contingent consideration will be the same throughout the life of the contingent consideration agreement.

The Company considered the report of Duff & Phelps Corp. to assist in determining the fair value of the contingent consideration for the Gainesville transaction as of April 10, 2015. The valuation had three components, including the regulatory milestones, the sales milestones and the royalty on net sales:

Regulatory Milestones

The regulatory milestones included $10 million upon the submission of a NDA for the first Product and $30 million upon the approval of the NDA for the first Product by the FDA. The key assumptions in this valuation were the likelihood or probability of achievement of each event and the expected achievement date. The Company assessed the likelihood of achievement of the filing of the NDA for the first Product at 80% and subsequent approval of the NDA for the first Product at 90%. These assumptions were based on a comprehensive study featured in Table 4 (non-NME) Nature Biotechnology, Volume 32, Number 1, January 2014. The timing of the expected achievement date was two years from the initiation of a Phase 3 study, or June 30, 2017, with the approval coming one year later, or June 30, 2018. These dates were based on discussion with Recro’s management on their expectations for clinical study design and initiation. The value of this component was initially determined to be $25.8 million.

Sales Milestones

The sales milestones included in the earn-out agreement are $10 million upon achieving, for the first time, $100 million in net sales of Products in a calendar year; $20 million upon achieving, for the first time, $200 million in net sales of Products in a calendar year; and $50 million upon achieving, for the first time, $500 million in net sales of Products in a calendar year. The key assumptions in this valuation were the likelihood of achieving each of the milestones and the expected achievement date, assuming approval of the Product(s) by the FDA.

The Company assigned probabilities of success to each of the milestones, based on the projected sales of Products that were forecasted by the Company’s business development group. The likelihood of achievement was then determined and based on the date of achievement, the milestones were discounted using an estimate of Recro’s estimated cost of debt. Lastly, the results were reduced by the probability that the Product is approved. The value of this component was initially determined to be $7.8 million.

Royalty on Net Sales

The Company is entitled to receive a 10% royalty on net sales of Products. The Company ran nine scenarios (low, mid and high peak sales based on the Company’s forecast; with no tailing sales after patent expiration, some tailing sales after patent expiration and a scenario where patent expiration is extended from 2022 to 2030) and assessed probabilities for each scenario. The royalties were then calculated, discounted at a present value factor of 15.9%, which was an approximation of Recro’s cost of capital, and further discounted by the probability of launch. The value of this component was initially determined to be $24.0 million.

The Company will continue to revalue the contingent consideration at each reporting date until each milestone and/or royalty have been achieved or ceased, with any changes in fair value of the contingent consideration recognized within the consolidated statement of operations and comprehensive (loss) income.

* * * *

In addition, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or comments, please do not hesitate to contact the undersigned at (781) 609-6000.

Sincerely,

Alkermes Public Limited Company

/s/ James M. Frates
James M. Frates
Senior Vice President and Chief Financial Officer